Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 12, 2024	Stuart H. Coleman
Member of the Firm
d +1.212.969.3350
f 212.969.2900
scoleman@proskauer.com
www.proskauer.com

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Raymond Be

Re:	CPG Vintage Access Fund VII, LLC (File No. 811-23931) (the "Fund")

Dear Mr. Be:

On behalf of the Fund, we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to the undersigned and Wendy Li on March 7, 2024. The Staff's comments related to the Fund's Registration Statement on Form N-2, filed with the Commission on February 2, 2024 (the "Registration Statement") (SEC Accession No. 0001104659-24-009986).

Set forth below are the Staff's comments, which, for the convenience of the Staff, have been restated in their entirety. We have discussed the Staff's comments with representatives of the Fund. The Fund's responses to the Staff's comments are set out immediately under the restated comments. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

General Comment

1.	Comment. Please fill in all blanks and remove brackets prior to the next filing.

Response. The Fund confirms that it will fill in all blanks and remove brackets prior to the next filing.

Summary of Terms - Investment Program

2.	Comment. Please explain supplementally how Continuation Funds differ from Private Capital Funds. Consider briefly explaining such differences in the disclosure.

Response. As disclosed in the Registration Statement, Continuation Funds are a sub-set of Private Capital Funds and, as specifically explained on page 31, “A Continuation Fund typically involves a sponsor setting up a new fund vehicle to purchase one or more assets from an existing fund, which is managed by the same sponsor. Continuation Funds enable managers to retain assets they believe will be well-performing assets that are not yet at full exit potential, or which would otherwise benefit from a longer holding period, as their existing funds near the end of their terms. Continuation Funds allow existing investors seeking liquidity to cash out of their investments and allow new investors to be brought in as investors.”

Additional information about Continuation Funds is provided on page 52 of the Registration Statement under "Risks Particular to Continuation Funds".

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

March 12, 2024

Summary of Fund Expenses (Page 27)

3.	Comment. The Staff notes that the percentage for the make-up payment rate has increased. Please prominently clarify the effect of this payment, explain the purpose of the payment and the effect on the purchase price to subsequent purchasers (e.g., will they pay more than the initial purchasers? Will it bring them to a position so that, for the same investment, they will stand in the same position as if they had invested in the initial offering?).

Response. The Fund notes that the make-up payment rate has increased due to the current high interest rate environment. The Fund further notes that the purpose of the make-up payment is to, and it does, remove the economic incentive of Fund purchasers to delay their purchases until the end of the offering. The potential benefits to later Investors—as compared to earlier Investors—include: (i) giving them a “free look” at the portfolio, as compared to earlier Investors and (ii) the ability to “free load” off the allocation of expenses of the offering and of operations incurred before their purchase. Investors who subscribe to the Fund at the Initial Closing begin to incur Fund fees and expenses immediately, whereas those Investors who subscribe to the Fund at subsequent closings benefit from a delay. The make-up payment seeks to mute any such advantage and to treat each group of purchasers equitably relative to the others. The Fund confirms that the make-up payment, paid only by Investors in subsequent closings, will be retained as assets of the Fund. The Fund further confirms that any make-up payment is in addition to an Investor’s Commitment.

*	*	*

We hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions, please do not hesitate to contact me at my number set forth above.

Very truly yours,

/s/ Stuart H. Coleman
Stuart H. Coleman

cc: Wendy Li